Orbit	(307) 381-0288
Innovations	info@orbit-innovations.com
Group Inc.	Vrabci 9, Prague, Czech Republic 18200

January 6, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission 100 F Street, NE

Washington, D.C. 20549 www.sec.gov

Re: Orbit Innovations Group Inc.

Registration Statement on Form S-1 November 19, 2024

File No. 333-283342

Dear Alyssa Wall,

We received your letter dated December 17, 2024, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 19, 2024. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1 Filed November 19, 2024

Cover Page

1. We note your disclosure that Svetlana Belychova controls 100% of the company's voting power as of the date of the registration statement. Please revise to also disclose Ms. Belychova's ownership percentage assuming the sale of all shares being registered and characterize such ownership as a controlling interest. Make similar revisions where you discuss Ms. Belychova's share ownership in the prospectus summary and risk factors.

Response: We have revised the cover page, prospectus summary and risk factors in accordance with the Commission's comment.

2. We note that you checked the Rule 415 box on the cover page. Please advise why you checked the box or revise the cover page accordingly.

Response: We have revised the cover page.

Risk Factors

We are a development stage company and have commenced limited operations..., page 7

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3. Please revise to state here and elsewhere as appropriate that you have no operations and no revenues.

Response: We have carefully reviewed your comment and have revised our disclosures here and elsewhere, as appropriate, to state that we have no revenues.

However, as a start-up company, we have recently commenced operations consistent with companies at this stage of development. To date, we have:

1.	Established our company,
2.	Developed our business plan,
3.	Raised an aggregate of $2,544 through a private placement of our common stock to our sole officer and director, and
4.	Acquired our company website at www.orbit-innovations.com.

Our website, which serves as our primary platform for attracting clients and promoting our services, is fully operational. We have already begun marketing our services and engaging with potential clients to deliver customized design solutions.

We depend to a significant extent on certain key person..., page 9

4. We note your statement that "[t]here is intense competition for skilled personnel and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms." Please elaborate on Svetlana Belychova's skills, as they relate to your intended business operations.

Response: We have revised our disclosure to elaborate on Svetlana Belychova's skills as they relate to our intended business operations, providing further details about her qualifications and expertise.

Our executive officer does not reside in the United States., page 10

5. We note your disclosure that your executive officer does not reside in the United States. Please update your disclosure to state where your executive officer resides.

Response: We have updated our disclosure to state where our executive officer resides.

Use of Proceeds, page 15

6. We note your verbal agreement with Svetlana Belychova to loan the company funds to complete the registration process. In an appropriate place in the prospectus, please summarize the terms of the agreement and file it as an exhibit. Refer to Regulation SK Compliance and Disclosure Interpretations Question 146.04 and Item 601(b)(10) of Regulation S-K.

Response: We have revised our disclosure to summarize the terms of the agreement in the prospectus and have filed it as an exhibit in accordance with Regulation S-K Item 601(b)(10).

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Management's Discussion and Analysis Or Plan of Operation, page 16

7. We note your statement on page 18 that "[a]t the present time, we have not made any arrangements to raise additional cash, other than through this offering." Please reconcile this statement with your statement on page 8 that "if we experience a shortage of funds prior to funding we may utilize funds from Svetlana Belychova, our sole officer and director, who has informally agreed to advance funds.........."

Response: We have reconciled the statements on page 18 of our prospectus. While we have not made any formal arrangements to raise additional cash other than through this offering, Svetlana Belychova, our sole officer and director, has informally agreed to advance funds to the company if we experience a shortage of funds prior to funding.

Description of Business

General Information, page 22

8. We note your statement that you "intend to commence operations in the interior design, architectural solutions, landscape design, and brand development industries." Please elaborate on when you intend to commence operations, including a timeline of when you plan to begin offering any planned services.

Response: We have revised our disclosure in accordance with the comments of the Commission.

Business Overview, page 23

9. We note your disclosure that your expertise spans interior design, architectural projects, landscape design, and brand identity development. Please reconcile this statement with your disclosure on page 7 that you have "no prior experience in [your] industry" or otherwise describe how you gained such expertise and explain who will provide the services you offer. In this light, we note references to your "team" working closely with clients. However, your disclosure on page 26 states that you have no employees. To the extent you have prospective, current, or past clients, please revise to state as much. Otherwise, please revise to acknowledge that you have no clients.

Response: We have revised our disclosure in accordance with the comments of the Commission.

Market size, page 24

10. Please expand your disclosure to more fully describe the "tailored solutions" your company offers. In this regard, we note your disclosure that you are "well-positioned to leverage [market] trends, offering tailored solutions that meet the evolving needs of clients in these growing markets."

Response: We have expanded our disclosure to more fully describe the “tailored solutions” our company offers.

11. We note references to forecasts by Mordor Intelligence, a market research company. Please advise whether you commissioned the report by Mordor Intelligence and if so, please revise to file a consent as required by Rule 436 of the Securities Act.

Response: We have revised our disclosure. We did not commission the report by Mordor Intelligence. The forecasts referenced in our prospectus are based on publicly available information from Mordor Intelligence's independent market research, which is accessible on their website.

Competition, page 26

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12. We note your statement that "Our current operations may not be sustainable without securing sufficient funding." We also note your statement on page 17 that "We believe our cash balance is not sufficient to fund our operations for any period of time." Please revise for consistency.

Response: We have revised our registration statement to ensure consistency between the statements regarding our operational sustainability and cash balance.

13. We note your disclosure regarding the uncertainty as to whether your "developments services and mobile applications will gain and maintain strong demand and market acceptance." Please expand your disclosure to clarify what developments services and mobile applications you intend to release on the market.

Response: We acknowledge that the reference to "development services and mobile applications" in our disclosure was included in error. We have revised our registration statement to remove these incorrect references. Our intended services focus solely on interior design, architectural solutions, landscape design, and brand identity development. These corrections ensure that our disclosures accurately reflect the services we plan to offer and eliminate any confusion.

Government Regulation, page 26

14. Please revise to describe the effect of existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response: We have revised our registration statement to include a description of the effect of existing and probable governmental regulations on our business, as required by Item 101(h)(4)(ix) of Regulation S-K.

Insurance, page 26

15. We note your disclosure that you do not have insurance and have no immediate plans to secure coverage. We also note your disclosure of the potential risk of possible product liability lawsuits. Please revise or expand your disclosure to include a description of the products you offer which might trigger such lawsuits.

Response: We have revised our registration statement to include a description of the products we offer which might trigger such lawsuits.

Certain Relationships and Related Transactions, page 30

16. We note that you use Ms. Belychova's office space at no cost. Please revise to include the approximate dollar value of such office space. Refer to Item 404(d) and Item 404(a)(3) of Regulation S-K.

Response: We have revised our registration statement to include the approximate monthly fair market value of the office space.

Financial Statements, page 34

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17. Please reconcile your disclosure here stating that your fiscal year end is July 31 with your statements elsewhere that your fiscal year end is September 30.

Response: We have revised our disclosure throughout the registration statement to consistently reflect that our fiscal year end is September 30.

Item 16. Exhibits, page 38

18. Please file an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel. Refer to Item 601(b)(5)(i) and Item 601(b)(23)(i) of Regulation S-K.

Response: We have filed the opinion of counsel regarding the legality of the securities being registered, along with the corresponding consent of counsel.

19. We note that your Articles of Incorporation, filed as Exhibit 3.1, and your Corporate Bylaws, filed as Exhibit 3.2, do not appear to define the rights of your common stock, such as dividend and liquidation rights. Please revise your disclosure to state as much and provide any related risk factor disclosure. To the extent you have any other instrument(s) which define the rights of holders of the common stock being registered, please file such documents as exhibits. Refer to Item 601(b)(4)(i) of Regulation S-K.

Response: We have revised our registration statement to clarify that our Articles of Incorporation and Bylaws do not define certain rights of our common stock, including dividend and liquidation rights. We have also added a related risk factor addressing the uncertainty resulting from the absence of clearly defined shareholder rights.

Statement of Operations, page F-3

20. Please present basic per-share amounts for your net loss on the face of your Statement of Operations as required by ASC 260-10-45-2.

Response: We have revised our Statement of Operations to present the basic per-share amount for our net loss.

General

21. Please revise your disclosure throughout to clarify for which of the OTC Market Group's platforms you intend to apply.

Response: We have revised our disclosure that we intend to apply for the OTC Market Group's Pink Open Market (commonly referred to as "Pink Sheets"). Additionally, we have revised that we may seek to uplist to the OTCQB Venture Market if we meet the applicable financial and corporate governance requirements in the future.

Sincerely,

Svetlana Belychova

President

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